Exhibit 99.1

Baidu Announces Filing of Automatic Shelf Registration Statement and

Proposed Debt Offering

BEIJING, June 26, 2017 /PRNewswire/ — Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), the leading Chinese language Internet search provider, today announced that it has filed an automatic shelf registration statement on Form F-3 with the United States Securities and Exchange Commission (the “SEC”) and a preliminary prospectus supplement under the registration statement, pursuant to which the Company proposes to sell senior notes. The Company intends to use the net proceeds from the offering to repay existing indebtedness and for general corporate purposes.

The joint bookrunners of the offering are Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities LLC and The Hongkong and Shanghai Banking Corporation Limited.

This notice is not an offer of the securities for sale in the United States of America. Any public offering of these securities in the United States will be made by means of a prospectus that contains detailed information about the issuer, which prospectus may be obtained free of charge from EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send an investor the prospectus if the investor requests it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526, J.P. Morgan Securities LLC at 1-212-834-4533 or HSBC Securities (USA) Inc. toll-free at 1-866-811-8049. A registration statement relating to these securities has been filed with the SEC and has become effective under the U.S. Securities Act of 1933.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been and will not be registered under the applicable securities laws of any jurisdiction outside of the United States of America.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. Baidu aims to make a complicated world simpler for users and enterprises through technology. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the description of the proposed offering in this announcement contains forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s proposed use of proceeds from the sale of debt securities; its growth strategies, its strategies for investing in and acquiring complementary businesses and assets and its ability to execute these strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search market; competition for online marketing customers; changes in Baidu’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in Baidu’s annual report on Form 20-F, Form F-3 and other documents filed with the SEC. All information provided in this press release is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Sharon Ng

Baidu, Inc.

Tel: +86-10-5992-8888

Investor inquiries email: ir@baidu.com

Media inquiries email: intlcomm@baidu.com

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